FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	November	2012
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1. 2.	Appcelerator and RIM Join Forces to Reward Mobile Developers BlackBerry 10 Developer Program Updated	3 3

Document 1

November 29, 2012

FOR IMMEDIATE RELEASE

Appcelerator and RIM Join Forces to Reward Mobile Developers

Appcelerator’s 390,000 Titanium Developers incented to build and port for BlackBerry 10 with financial rewards, free services, and testing hardware

Mountain View, CA and Waterloo, ON – Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM), a global leader in wireless innovation, and Appcelerator®, a leading mobile development platform provider, today announced that they are working together to offer mobile developers a number of incentives, including financial rewards, free services, and testing hardware, for creating BlackBerry® 10 applications.

The incentives are open to Appcelerator’s ecosystem of over 390,000 developers, who have 50,000 applications deployed worldwide on over 90 million devices. Through the power of Titanium’s cross platform capabilities, developers and enterprises will be able to build and port their applications to BlackBerry 10, and Appcelerator indicates that developers should have the ability to reuse between 65-90% of their code as they port from other leading platforms to BlackBerry 10.

Titanium for BlackBerry 10 will be available on December 7, 2012 in a prerelease version.

Incentive programs for developers will include the following*:

•	The first 1,000 developers will receive a BlackBerry® Dev Alpha test device, once their application has been submitted for review on the BlackBerry® World™ storefront

•	Up to 10,000 developers will receive one year of free Appcelerator Cloud Services (ACS) and Analytics, once their app is approved and available for sale on BlackBerry World

•	Applications that have been submitted can qualify for the BlackBerry 10k Developer Commitment

“Developers and enterprises continue to look for robust cross-platform solutions and we are thrilled to work with Appcelerator to have Titanium support for BlackBerry 10,” said Alec Saunders, Vice President, Developer Relations and Ecosystems, RIM. “Appcelerator’s community will not only have the ability to leverage Appcelerator’s native applications for faster porting, but will also be part of the growing momentum for BlackBerry 10 and be able to take advantage of the phenomenal programs we have for developers, such as the 10k commitment.”

According to Appcelerator, customers who standardize on the Titanium platform can get to market up to 70 percent faster and can quickly optimize business results with analytics-driven insights into user behavior and app performance. Appcelerator Analytics gives developers insight on how apps are performing, what features are being used the most, and where there are opportunities for improvement. Appcelerator Cloud Services (ACS) offers a fast and easy way to build connected apps with services including status updates, photo storage and social integration.

“As Appcelerator announced at the BlackBerry World 2012 conference in May, we are committed to delivering outstanding support for BlackBerry10 within Titanium,” said Sandeep Johri, Chief Operating Officer, Appcelerator. “In our quest to deliver native apps across all the major platforms, we are excited to roll out compelling incentives for Appcelerator’s mobile developer community, including the tools for building and bringing apps to BlackBerry 10.”

Appcelerator will demonstrate Titanium support for BlackBerry 10 at BlackBerry Jam Asia in Bangkok, Thailand, November 29-30, and will host an on-site developer workshop. RIM will offer training and support through a webcast beginning the week of December 10, 2012.

Useful Links
DevZone - https://developer.blackberry.com/jamcommunity/

DevBlog – http://developer.blackberry.com

@BlakcBerry Dev – http://www.twitter.com/blackberrydev

@Appcelerator – http://www.twitter.com/appcelerator

Appcelerator Titanium - http://www.appcelerator.com

Appcelerator announcement from BlackBerry World 2012 conference in May - http://developer.appcelerator.com/blog/2012/05/native-blackberry-10-support-coming-to-titanium.html

Appcelerator Cloud Services - http://www.appcelerator.com/cloud

Analytics - http://www.appcelerator.com/platform/appcelerator-analytics
* Restrictions apply. See Terms and Conditions for complete details.

About Appcelerator
Appcelerator is the leading mobile development platform of choice for thousands of enterprises including eBay, Merck, Mitsubishi Electric, NBC, PayPal and Ray-Ban, as they become mobile-first organizations. With more than 50,000 mobile applications deployed on 90 million devices, Appcelerator's award-winning open source development platform (Titanium) and Appcelerator Cloud Services are used to create native apps across multiple devices including iOS, Android, Windows and BlackBerry, as well as hybrid and HTML5 mobile web. Customers who standardize on Appcelerator's solutions get to market 70 percent faster and achieve a significant competitive advantage. Appcelerator's worldwide ecosystem includes 390,000 mobile developers and hundreds of ISVs and strategic partners including SAP and Cognizant. For more information visit www.appcelerator.com.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Jill Asher
Public Relations, Appcelerator
jasher@appcelerator.com

Victoria Berry
Public Relations, RIM
vberry@rim.com
519-597-3663

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

Document 2

November 29, 2012

FOR IMMEDIATE RELEASE

BlackBerry 10 Developer Program Updated

Tools updates, new rewards, hardware opportunities, and revenue commitments to help drive further momentum among developers

BANGKOK, THAILAND -BlackBerry Jam Asia - Research In Motion (RIM) (NASDAQ:RIMM) (TSX:RIM) today announced updates to its developer ecosystem programs, including BlackBerry® Dev Alpha test devices, the 10k developer commitment, updated tools and more. These programs continue to drive enthusiasm from the developer community as they build for the BlackBerry® 10 platform.

"Developers from around the world are joining us on the last leg of the journey to the launch of BlackBerry 10 and we are thrilled at the enthusiasm we see from them. We have worked hard, and continue to work hard to meet the needs of developers," said Alec Saunders, Vice President, Developer Relations and Ecosystems. "Developers asked for hardware to test their apps, and we delivered. They asked for the roadmap about the tools, and we posted it. They asked for RIM to show our confidence in developer success, and we're doing it. We've continued to refine and add on to our developer programs to ensure we are giving developers the best opportunities for success with BlackBerry 10."

BlackBerry Dev Alpha C
The BlackBerry Dev Alpha program is expanding to include a BlackBerry Dev Alpha C test device for developers who want to test applications on a BlackBerry 10 device with a physical keyboard. For now, developers can sign up for more information on how they can qualify for this upcoming test device. More information is available at: http://developer.blackberry.com/devalphac

BlackBerry Dev Alpha Device Swap*
Developers currently testing their applications on BlackBerry Dev Alpha test devices can now apply to be eligible for a limited edition BlackBerry 10 device. RIM will swap a BlackBerry Dev Alpha test device for a limited edition BlackBerry 10 smartphone after the launch. The deadline for applying is January 21, 2013 and developers must have an app submitted and approved on BlackBerry® World™. More information is available at: http://developer.blackberry.com/limitededition

Quality Apps and the BlackBerry 10k Commitment**
The Built for BlackBerry® certification lab is now open. Developers can submit their apps for testing to earn the Built for BlackBerry designation, which will signify a high-level of quality for customers. Developers can submit an app for Built for BlackBerry certification once the app has been submitted on BlackBerry® World and approved for sale. Applications need to pass the certification before they can be considered for the 10k commitment. RIM has previously announced that it would top up the amount an eligible developer earns on a BlackBerry 10 app to $10,000, if the app has been approved through the Built for BlackBerry program, and has earned a minimum of $1,000 over 12 months. More information and the full Terms and Conditions are available at: http://developer.blackberry.com/builtforblackberry/documentation/10kterms.html

BlackBerry 10 SDK Update
The BlackBerry 10 SDKs get their latest update today. The developer community has been providing feedback on the tools and this update will add support for installing the BlackBerry 10 IDE on Mac OS X, an update to the Visual Studio Plug-In beta, forward compatibility for BlackBerry® WebWorks™ HTML5 apps, sensor and orientation APIs for BlackBerry WebWorks, and more. The BlackBerry 10 SDKs will come out of beta into full launch on December 11, 2012. More information is available at: http://developer.blackberry.com

BlackBerry App Generator Gold Launch
The BlackBerry® App Generator, powered by Mippin, can turn online content (Rss, Facebook® brand/fan pages, blogs, online galleries, etc.) into a great looking native BlackBerry app within minutes. Apps built with the BlackBerry App Generator for BlackBerry® OS 5, OS 6, OS 7 and the BlackBerry® PlayBook™ tablet include social sharing organically, including BlackBerry® Messenger (BBM™) integration. The BlackBerry App Generator can automatically take current BlackBerry App generator apps and create a BlackBerry 10 application, and publish it on BlackBerry World in time for the launch of BlackBerry 10. More information is available at: http://www.blackberryappgenerator.com/blackberry/

BlackBerry and Appcelerator Offer*
RIM and Appcelerator are working together to offer developers a unique opportunity to port their apps with Appcelerator's Titanium™ platform and be rewarded for their efforts. The first 1,000 Appcelerator developers will receive a BlackBerry® Dev Alpha test device once their applications have been submitted for review on BlackBerry World. Up to 10,000 developers will receive one year of free Appcelerator Cloud Services and Analytics once their apps are approved and up for sale on BlackBerry World. More information is available at: http://www.appcelerator.com/blackberry10

Useful Links
Appcelerator Press Release - http://press.rim.com/newsroom/press/2012/appcelerator-blackberry.html
BlackBerry Developer Community Jam Zone - http://developer.blackberry.com/jamcommunity/
DevBlog - http://devblog.blackberry.com
BlackBerry 10 Information Page - www.blackberry.com/blackberry10
* Restrictions apply. See Terms and Conditions for complete details.
** Restrictions apply. See Terms and Conditions for complete details. All amounts are in U.S. Dollars.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ:RIMM) and the Toronto Stock Exchange (TSX:RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Victoria Berry
Public Relations, RIM
vberry@rim.com
519-597-3663

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry, RIM, Research In Motion and related trademarks, names and logos are the property of Research In Motion Limited and are registered and/or used in the U.S. and countries around the world. All other brands, names and marks are the property of their respective owners. RIM is not responsible for any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	November 29, 2012	By:	/s/Edel Ebbs
(Signature)
Edel Ebbs Executive Vice President, Executive Operations & Corporate Strategy, Office of the CEO